LAW OFFICES
Baker, Donelson, Bearman, Caldwell & Berkowitz
A PROFESSIONAL CORPORATION
FIRST TENNESSEE BUILDING
165 MADISON AVENUE
SUITE 2000
Memphis, Tennessee 38103

(901) 526-2000

FACSIMILE
(901) 577-2303
Mark A. B. Carlson
Direct Dial: 901.577.2274
Direct Fax: 901.577.4203
E-Mail Address: mcarlson@bakerdonelson.com
February 13, 2007
VIA EDGAR CORRESPONDENCE FILING
Mr. Jeffrey Riedler
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prestige Brands Holdings, Inc.
Registration Statement on Form S-3
Filed December 28, 2006
File No. 333-139702
Dear Mr. Riedler:
     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated January 11, 2007, regarding the above-referenced Registration Statement on Form S-3 (File No. 333-139702) (the “Registration Statement”) of Prestige Brands Holdings, Inc. (the “Company”).
     The Company acknowledges:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
ALABAMA • GEORGIA • LOUISIANA • MISSISSIPPI • TENNESSEE • WASHINGTON, D.C. • BEIJING, CHINA
Representative Office,
BDBC International, LLC

Securities and Exchange Commission
February 13, 2007

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the laws of the United States.
     For your convenience, we have included the Staff’s comments in italics before the Company’s response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require. Page references in our responses below correspond to the page numbers in the Registration Statement.
Selling Stockholders, page 7.
1.	Please expand the discussion to identify the initial transaction in which the securities were sold as requested by General Instruction II.G of Form S-3. In addition, please confirm supplementally that the securities that are the subject of the registration statement were issued and outstanding prior to the filing of the registration statement. We may have additional comments.
Response:
The Company confirms that all of the securities that are the subject of the Registration Statement were issued and outstanding prior to the filing of the Registration Statement. Prior to requesting effectiveness of the Registration Statement, the Company will amend the Registration Statement to identify the initial transaction in which the securities were sold.
* * * * *
     Please direct any further questions or comments concerning this response letter to the undersigned at (901) 577-2274. Thank you for your assistance in this matter.
Sincerely,
/s/ Mark A.B. Carlson
MAC:rea

cc:	Charles, N. Jolly, Esq., Prestige Brands Holdings, Inc.
Gary M. Brown, Esq., Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.